SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28639]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 27, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February, 2009. A copy of each application may be obtained for a fee at the Commission's Public Reference Room, 100 F Street NE, Washington, DC 20549-1520 (tel. 202-551-5850). An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 24, 2009, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

Short-Term Investments Trust II [File No. 811-22259]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 8, 2008, applicant transferred its assets to a corresponding series of Short-Term Investments Trust, based on net asset value. Expenses of approximately $164,210 incurred in connection with the reorganization were paid by Invesco Aim Advisors, Inc., applicant's investment adviser.

Filing Dates: The application was filed on December 9, 2008, and amended on February 11, 2009.

Applicant's Address: 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

Putnam New York Investment Grade Municipal Trust [File No. 811-7274]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant's Municipal Income Preferred Shares, Series Th were redeemed on May 25, 2007. On June 25, 2007, applicant transferred its assets to Putnam New York Tax Exempt Income Trust, based on net asset value. Expenses of approximately $276,806 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on December 23, 2008 and amended on February 10, 2009.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Dollar Strategy Global Trust [File No. 811-22122]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 24, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $1,250 incurred in connection with the liquidation were paid by Glengarry Advisors, L.P., applicant's investment adviser.

Filing Dates: The application was filed on December 23, 2008 and amended on February 6, 2009.

Applicant's Address: 81790 Golden Star Way, La Quinta, CA 92253.

Fortress Brookdale Investment Fund LLC [File No. 811-10127]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 28, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Preferred shareholders received cash payments equal to the face amount of their securities plus preferred dividends accrued. Expenses of $6,000 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on December 10, 2008 and amended on February 2, 2009.

Applicant's Address: 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Diamond Portfolio Investment Trust [File No. 811-22129]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 29, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $14,000 incurred in connection with the liquidation were paid by Diamond Portfolio Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on December 31, 2008.

Applicant's Address: 8730 Stony Point Parkway, Suite 205, Richmond, VA 23235.

Salomon Brothers Unit Investment Trust Insured Tax Exempt Series [File No. 811-4203]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On July 18, 1996, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Shearson Lehman Bros Unit Trusts High Yield Taxable Series 1 [File No. 811-5070]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On December 20, 1999, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Tax Exempt Trust Medium Term Series 1 [File No. 811-3863]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On December 8, 1989, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Harris Upham Tax Exempt Bond Fund First Series [File No. 811-2403]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On August 3, 1998, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Shearson Lehman Brothers Unit Trust Ret Portfolios Series 1 [File No. 811-5129]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On January 24, 1994, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

F&M Tax Exempt Bond Fund First Series [File No. 811-2343]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On July 15, 1995, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Oppenheimer Tremont Market Neutral Fund, LLC [File No. 811-10537]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 31, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on February 3, 2009.

Applicant's Address: 6803 S. Tucson Way, Centennial, CO 80112.

Keystone Capital Preservation & Income Fund [File No. 811-6278]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to a corresponding series of Evergreen Fixed Income Trust, based on net asset value. Applicant paid the expenses incurred in connection with the reorganization.

Filing Date: The application was filed on February 12, 2009.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Evergreen Tax Free Trust [File No. 811-4507]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about January 12, 1998, Evergreen Pennsylvania Tax-Free Money Market Fund, a series of applicant, transferred its assets to a corresponding series of Evergreen Money Market Trust, based on net asset value. On January 20, 1998, Evergreen New Jersey Tax-Free Income Fund, applicant's final series, transferred its assets to a corresponding series of Evergreen Municipal Trust, based on net asset value. Expenses incurred in connection with the reorganizations were paid by applicant.

Filing Date: The application was filed on February 12, 2008.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Hutton E F Corporate Income Fund First Series [File No. 811-2588]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On February 1, 1996, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Hutton E F Trust For Government Guaranteed Securities [File No. 811-2820]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On June 19, 1998, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Pennsylvania Fund Tax Exempt Municipal Investment Trust [File No. 811-2326]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On December 15, 1997, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Northwest Tax Exempt Bond Fund Second & Subsequent Series [File No. 811-2442]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On July 17, 1995, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Michigan Fund Tax Exempt Municipal Investment Trust [File No. 811-2304]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On February 29, 1996, applicant made a liquidating distribution to its unitholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on January 23, 2009.

Applicant's Address: 388 Greenwich St., New York, NY 10013.

Domini Advisor Trust [File No. 811-21653]

Summary: Applicant, a feeder fund in a master-feeder structure, seeks an order declaring that it has ceased to be an investment company. On November 28, 2008, each of applicant's four series transferred its assets to a corresponding series of Domini Social Investment Trust, based on net asset value. Expenses of $159,972 incurred in connection with the reorganization were paid by Domini Social Investments LLC, applicant's investment adviser.

Filing Date: The application was filed on February 13, 2009.

Applicant's Address: 536 Broadway, 7th Floor, New York, NY 10012.

Domini Institutional Trust [File No. 811-7599]

Summary: Applicant, a feeder fund in a master-feeder structure, seeks an order declaring that it

has ceased to be an investment company. On November 28, 2008, applicant transferred its assets

to a corresponding series of Domini Social Investment Trust, based on net asset value. Expenses

of $159,972 incurred in connection with the reorganization were paid by Domini Social

Investments LLC, investment adviser to applicant's master fund, a series of Domini Social Trust.

Filing Date: The application was filed on February 13, 2009.

Applicant's Address: 536 Broadway, 7th Floor, New York, NY 10012.

TH Lee, Putnam Investment Trust [File No. 811-10373]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On June 24, 2008, applicant made a final liquidating

distribution to its shareholders, based on net asset value. Expenses of approximately $113,264

incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on February 18, 2009.

Applicant's Address: One Post Office Sq., Boston, MA 02109.

Old Mutual Insurance Series Fund [File No. 811-8009]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

The Board of Directors approved the liquidation of the Applicant, an open-end management

company, on August 22, 2008. Shareholder approval of the liquidation was not required.

Applicant distributed all its assets to shareholders on December 15, 2008, except that certain assets which were not reduced to cash, including rights to amounts received in certain securities class action litigation, were transferred to a liquidating trust and the interests in the liquidating trust were distributed to shareholders.   Total expenses of the liquidation are $240,580.50, of which $130,000 associated with the establishment and maintenance of the aforementioned liquidating trust is the obligation of Applicant's investment adviser, Old Mutual Capital, Inc. (subject to reimbursement from the proceeds of distribution from class action settlement or tax reclaims received by the liquidating trust). The balance of $110,580.50, including legal expenses of $44,080.50, was paid by Applicant prior to the liquidation (either directly or through the establishment of a reserve account maintained by Applicant's custodian, The Bank of New York, Mellon).

Filing Dates: The application was filed on December 24, 2008, and amended on February 23, 2009.

Applicant's Address: 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary